BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, CA 92128
October 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Jennifer Gowetski, Esq.

Re:	Withdrawal of Registration Statement on Form 10 (File No. 000-54089)
Ms. Gowetski:
     BioMed Realty, L.P. (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form 10 (File No. 000-54089), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2010 (the “Registration Statement”). The Registration Statement has not been declared effective as of the date hereof.
     The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Registration Statement because certain of the Staff’s comments in connection with the initial review of the Registration Statement remain unresolved, and the Registrant believes that it is in the best interest of investors for the Registration Statement to become effective only after all of the Staff’s comments have been resolved. The Registrant intends to re-file the Registration Statement once all of the Staff’s comments have been resolved. Please note the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended, and that there is no public trading in any of the Registrant’s securities.
     We understand that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. Please send copies of the written order granting withdrawal of the Registration Statement to Alan D. Gold, Chairman and Chief Executive Officer of BioMed Realty Trust, Inc., the general partner of the Registrant, at 17190 Bernardo Center Drive, San Diego, California 92128, facsimile number (858) 485-9843, with a copy to Craig M. Garner, Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, California 92130, facsimile number (858) 523-5450.

     If you have any questions regarding the foregoing application for withdrawal, please contact Craig M. Garner of Latham & Watkins LLP, legal counsel to the Registrant in connection with the Registration Statement, at (858) 523-5407.

Very truly yours,

BIOMED REALTY, L.P.

	By:	BioMed Realty Trust, Inc., its general
partner

By:	/s/ Alan D. Gold

	Name:	Alan D. Gold
	Title:	Chairman and Chief Executive Officer